

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2011

Via E-mail
Mr. Robert M. Ginnan
Chief Financial Officer
The Standard Register Company
600 Albany Street
Dayton, OH 45417

> **Re:** **The Standard Register Company**
> **Form 10-K for Fiscal Year Ended January 2, 2011**
> **Filed March 4, 2011**
> **File No. 001-11699**

Dear Mr. Ginnan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 2, 2011

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Pension Benefit Assumptions

Weighted-Average Assumptions, page 17

1. Please refer to your discussion of the expected long-term rate of return on your pension plan assets (the "expected rate of return"). We note that due to expected changes to the allocation of your pension plan assets, the expected rate of return applied in your computation of pension expense was reduced to 8% for fiscal year 2011. However, it appears that you may expect this rate of return to decline further in future years, as you continue to execute plans to minimize the risks and the variability in asset gains and

losses. Based upon your disclosure, it is not clear to us whether or not the 8% expected rate of return applied for fiscal year 2011 is representative of the asset returns that can be expected after the full implementation of the planned revisions to your asset allocation strategy. Please advise. In addition, if the expected rate of return for fiscal year 2011 does not give consideration to future planned revisions to your asset allocation strategy, tell us (I) why you believe that it is appropriate to apply such rate during fiscal year 2011, (II) how the selected long-term rate of return complies with the guidance provided in FASB ASC 715-30-35-47 through 35-49, and (III) the long-term rate of return that you ultimately expect to realize as of January 2, 2011.

Results of Operations

Segment Operating Results, page 25

2.   Based upon the disclosure in Note 17 to your fiscal year 2010 financial statements, we note that "traditional print" is your company's most significant source of revenue – comprising greater than 50% your company's total consolidated revenue reported for each of the last three years. However, we also note that you have experienced significant declines in the amount of traditional print revenue generated during the last three years, due to the continuing impact of the adoption of digital technologies on the sale of traditional print products. While you identify the decline in demand for traditional print products as a primary contributor to the decline in the revenue generated by your Healthcare, Financial Services, and Commercial Markets segments during the two most recent fiscal years, you do not quantify the specific impact to each segment's revenue. In this regard, we believe that you should quantify the absolute amount by which traditional print sales have declined at each segment, so that readers may more fully assess the impact of the trend in traditional print sales on each segment's results. Please revise your disclosure accordingly, or advise. In addition, to the extent that your disclosure identifies other specific products and/or services (i.e., revenue streams) that have either contributed materially to the variances in your segments' sales or have offset the impact of the decline in traditional print sales, please also quantify the absolute variances in the sales of those products and services.

Item 8 – Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 11 – Income Taxes, page 53

3.   We note that you reported "income from continuing operations before income taxes" of approximately $5.1 million for fiscal year 2010. As such, please tell us and, as appropriate, disclose the reasons for and/or factors contributing to (I) the increase in the deferred tax asset balance attributable to "net operating loss carryforward[s]" from approximately $23.8 million at January 3, 2010 to approximately $31.0 million at January 2, 2011 and (II) the increase in unused U.S. federal and state net operating loss carryforwards from approximately $61.9 million and $24.9 million, respectively, at

January 3, 2010 to approximately $80.3 million and $43.1 million, respectively at
January 2, 2011. Please provide your proposed disclosure as part of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 if you have questions regarding
comments on the financial statements and related matters. Please contact me at 202-551-3380
with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief